(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 001-32275

CUSIP Number: 00437P107

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Accredited Home Lenders Holding Co.
Full Name of Registrant

Not Applicable
Former Name if Applicable

15253 Avenue of Science
Address of Principal Executive Office (Street and Number)

San Diego, CA 92128
City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As reported in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2007 (as amended in Current Reports on Form 8-K/A filed with the SEC on April 3 and April 10, 2007), on March 27, 2007, Grant Thornton LLP (“Grant Thornton”), the registered independent public accounting firm for Accredited Home Lenders Holding Co. (the “Company”), advised the Company of its resignation as the Company’s independent auditors and therefore declined to complete the audit of the Company’s financial statements for the year ended December 31, 2006. As further reported in its Current Report on Form 8-K filed with the SEC on April 12, 2007 (as amended in its Current Report on Form 8-K/A filed with the SEC on April 17, 2007), effective April 9, 2007, the Company engaged Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner”), as its new independent registered public accounting firm.

As previously disclosed, the Company was unable to file its Annual Report on Form 10-K for the Year Ended December 31, 2006 until August 2, 2007 due to the time needed for Squar Milner to complete its audit of the Company’s financial statements. As a result of the delay in the completion of the audit, the Company has been delayed in the filing of any financial statements for any periods ending after December 31, 2006, including the first and second quarters of 2007. The Company is endeavoring to file its Quarterly Reports on Form 10-Q for the periods ending March 31, 2007 and June 30, 2007 as soon as possible. As a result of the foregoing, the Company is unable to complete the preparation of its financial statements for the period ended June 30, 2007 within the prescribed time period and therefore, will not be able to file its Quarterly Report on Form 10-Q for the period ended June 30, 2007 within the prescribed time period without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rick Howe, Director of Corporate Communications	(858)	676-2100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

As indicated in its Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, the Company was unable to timely file such report for the reasons set forth therein as well as for the reasons set forth in Part III above, and remains unable to file such reports at this time.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following information is preliminary, not complete and subject to change, pending completion of the Company’s financial statements for the quarters ended March 31, 2007 and June 30, 2007 and Squar Milner’s review of such financial statements. For additional information, please see “Note 19. Subsequent Events” in the Notes to Consolidated Financial Statements of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 previously filed with the Securities and Exchange Commission.

Originations

The Company originated approximately $1.7 billion of mortgage loans in the U.S. and Canada during the quarter ended June 30, 2007, down 59%, from $4.1 billion for the comparable period in the prior year.

Loan Dispositions

The Company did not close any asset-backed, on-balance sheet securitizations in the second quarter, compared to a $ 1.1 billion securitization in the second quarter of 2006. During the second quarter 2007, the Company sold approximately $1.2 billion in mortgage loans for cash at a weighted average net price of 101.2%. During the comparable quarter of 2006, the Company sold $3.7 billion in mortgage loans at a weighted average net price of 102.0%.

Portfolio Performance and Loan Servicing

The Company’s servicing portfolio totaled approximately $8.4 billion at June 30, 2007. The serviced portfolio decreased approximately $1.1 billion from approximately $9.5 billion at June 30, 2006. This was primarily due to the decline in the number and size of the Company’s securitizations in 2007. Delinquent loans (30 or more days past due, including foreclosures and real estate owned) comprised 11.71% of the serviced portfolio at June 30, 2007, compared to 8.26% and 3.86% at December 31, 2006 and June 30, 2006, respectively. The primary reasons for the increase were the aging of the portfolio, higher delinquencies from more recent securitizations, the performance of the loans acquired in connection with the Company’s merger with Aames Investment Corporation, and additional delinquencies from repurchased loans.

Financial Results

As previously reported, the Company’s recent performance has been and continues to be negatively impacted by fierce pricing competition, ongoing product contraction, higher delinquencies and losses, and activities associated with the acquisition of Aames Investment Corporation that was effective on October 1, 2006.

Also as previously reported, the Company pursued certain cost restructuring initiatives, including workforce reductions, as the result of lower loan origination volume and the turbulent mortgage industry. The Company’s workforce decreased from approximately 4,200 as of December 31, 2006, to approximately 2,600 as of June 30, 2007.

The Company anticipates a net loss of $40 to $60 million in the quarter ended June 30, 2007, compared with net income of $41 million in same period of 2006. This is due primarily to lower margins and adverse market conditions.

Subsequent to June 30, 2007, a number of significant industry events occurred, including, but not limited to, the following:

•

Standard & Poor’s Rating Service (“S&P”) placed its credit ratings on 612 classes of residential mortgage-backed securities by U.S. non-prime collateral on “credit watch” with negative implications because of poor collateral performance, expectations of increasing losses on underlying collateral pools, the consequent reduction of credit support, and changes that will be implemented with respect to methodology for rating new transactions (July 10);

•

Moody’s Investors Service (“Moody’s) downgraded 399 residential mortgage-backed securities and placed an additional 32 residential mortgage-backed securities under review for possible downgrade based on higher than anticipated rates of delinquency in the underlying collateral compared to current credit enhancements (July 10); and

•	Bear Sterns announced the collapse of two of its hedge funds that had invested in non-prime mortgage securities (July 18).

Based upon the events above, as well as others, the market conditions for selling non-prime loans came under additional pressure subsequent to June 30, 2007, as whole loan investors attempted to understand the nature and impact of market events, as well as, the changes being proposed by both S &P and Moody’s on future asset-backed structures. The Company, at June 30, 2007, had approximately $1 billion in loans held for sale which, based upon the events above, as well as others, has declined in value subsequent to June 30, 2007. The amount of decline in value subsequent to June 30, 2007, has not yet been determined and is not reflected in the estimated net loss of $40 to $60 million for the quarter ended June 30, 2007.

Liquidity

At June 30, 2007, the Company had total liquidity of approximately $240 million, which consisted of cash and cash equivalents, plus available collateralized borrowing capacity on our warehouse and other lines of credit, compared to approximately $316 million at June 30, 2006. As of July 31, 2007, the Company had total liquidity of approximately $175 million. The decrease in liquidity from June 30, 2007 to July 31, 2007 reflects the Company’s investment of larger amounts of cash as it funds its loan production, incremental cash required by credit providers on existing loans held for sale, and cash used for general operating expenses.

*****

While the Company believes that it has considered all factors which may impact its results of operations, there can be no assurance that the Company has successfully identified all matters affecting those results or that additional adjustments will not be required prior to the completion of the Company’s financial statements for the three and six months ended June 30, 2007.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, relating to the Company’s expected results for the three and six months ended June 30, 2007 and the Company’s expectations regarding its ability to file its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007. These forward-looking statements involve a number of risks and uncertainties, including significant risks and uncertainties relating to the Company’s business, including the Company’s ability to successfully originate mortgage loans and profitably sell and/or securitize those loans, grow its portfolio, maintain liquidity, execute on strategic opportunities, remain in good standing with regulatory authorities, complete the review of the Company’s financial statements and assessment of its internal controls over financial reporting, make other required SEC and regulatory filings and other risk factors as outlined in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, and other documents filed by the Company with the SEC. These and other factors could cause the Company’s actual results to differ materially from what it projects or contemplates in its forward-looking statements. The Company cautions readers that the non-prime mortgage industry and the Company’s business are subject to numerous significant risks and uncertainties.

Accredited Home Lenders Holding Co.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2007	By	/s/ James A. Konrath
James A. Konrath
Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form l2b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).